Active Assets Institutional Government Securities Trust

Active Assets Institutional Money Trust

522 Fifth Avenue

New York, NY 10036

October 30, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Active Assets Institutional Government Securities Trust
(File Nos. 333-81184; 811-21024)
Active Assets Institutional Money Trust
(File Nos. 333-91725; 811-9713)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statements on Form N-1A for Active Assets Institutional Government Securities Trust and Active Assets Institutional Money Trust (each a “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009.  Below, we describe the changes made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment Nos. 10 (Active Assets Institutional Government Securities Trust) and 14 (Active Assets Institutional Money Trust) to each Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 30, 2009.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filings.

COMMENTS TO THE PROSPECTUS

Comment 2.         Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Funds invest.

Response 2.          The Funds respectfully believe that the sections entitled “Fund Summaries—Principal Risks” for each Fund and “Additional Information About the Funds’ Investment Objectives, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which these Funds invest.  Thus, the Funds respectfully believe that additional disclosure is not necessary.

Comment 3.         Please revise the following sentence to disclose that notice will be provided in the event that fees charged are changed:  “At any time, Morgan Stanley Smith Barney may change the fees charged and the services provided in connection therewith, as set forth in the Account agreements…”

Response 3.  We respectfully acknowledge your comment; however, since the Account agreements include the fees charged, we do not believe that the proposed disclosure is appropriate in the Funds’ prospectus.

Comment 4.         Please confirm that the placement of the section entitled “Eligible Investors/ Overview” is consistent with Form N-1A.

Response 4.  We respectfully acknowledge your comment; however, we note that the section entitled “Eligible Investors/Overview” is not part of the summary section of the Prospectus and therefore appropriately placed.

Comment 5.         Please confirm that the Fees and Expenses tables are in 10 point font.

Response 5.  The Fees and Expenses tables are in 10 point font.

Comment 6.         Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses tables, if appropriate.

Response 6.  This line item is not applicable to the Funds at this time.

Comment 7.         Please move the text following the Fees and Expenses tables to the body of the Prospectus or add as a footnote to the tables and revise to comply with Form N-1A.

Response 7.  The disclosure has been revised and added as a footnote to each table.

Comment 8.         Please confirm that the disclosure contained in the section for each Fund entitled “Fund Summaries—Purchase and Sale of Fund Shares” complies with Form N-1A.

Response 8.  The disclosure in the section for each Fund entitled “Fund Summaries—Purchase and Sale of Fund Shares” has been revised to more fully comply with Form N-1A.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 9.         Please confirm that references to “investments in bank obligations” refers to obligations of U.S.-regulated banks (including domestic branches of foreign banks).

Response 9.  References to “investments in bank obligations” refers to obligations of U.S.-regulated banks (including domestic branches of foreign banks), as currently stated in the section of the Statement of Additional Information entitled “Investment Objectives/Policies/Investment Restrictions.”

Comment 10.       With respect to the Investment Restrictions regarding the issuance of senior securities, consider adding explanatory language following the Restrictions that states clearly each Fund’s policy regarding the issuance of senior securities.

Response 10.  An explanation of each Fund’s policy regarding the issuance of senior securities is included in the section of the Statement of Additional Information entitled “Description of the Funds and Their Investments and Risks—Investment Strategies and Risks—Borrowing.”

As you have requested and consistent with Commission Release 2004-89, the Funds hereby acknowledge that:

•              the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6993 (tel) or (212) 404-9620 (fax).  Thank you.

Best regards,

/s/ Debra Rubano

Debra Rubano